UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2010

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

BIOLARGO, INC.
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Full Name of Registrant

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Former Name if Applicable

16333 PHOEBE AVE
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Address of Principal Executive
Office (Street and Number)

LA MIRADA, CA 90638
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

As reported on Form 8-K, on March 21, 2011, the Registrant’s auditor resigned, and Haskell & White LLP was engaged as principal accountants to audit the accounts of the Registrant for the year ended December 31, 2010. This change in auditors made the filing of Form 10-K on a timely basis impossible without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact to this notification

John R. Browning, Esq.	949	244-5053
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                   [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that its revenues from operations during the year ended December 31, 2010, will be $156,761, compared with $138,133 in revenues from operations during the year ended December 31, 2009. The Registrant anticipates that its cost of goods sold during the year ended December 31, 2010 will be $125,484, compared with $114,551 in cost of goods sold during the year ended December 31, 2009. The Registrant anticipates that its Selling, General and Administrative expenses will be $4,119,728 for the year ended December 31, 2010, compared to $3,960,570 for the year ended December 31, 2009, an increase of $159,158.

Although we had a slight increase in sales in the year ended December 31, 2010 versus 2009, the products are still in the early stages of the sales and distribution process and therefore it is not a meaningful variance.  The increase in Selling, General and Administrative expenses is primarily related to non-cash stock option compensation expenses issued to officers, directors and consultants for services performed..

The Registrant anticipates that interest expense will increase to $1,667,555 for the year ended December 31, 2010, compared to $1,626,230 for the year ended December 31, 2009. The increase in interest expense in the Registrant’s Statement of Operations is primarily attributable to additional interest charges due to the additional convertible notes issued and outstanding during 2010 compared to 2009.

The Registrant anticipates that its net loss for the year ended December 31, 2010 will be $5,742,341, compared to a net loss for the year ended December 31, 2009 of $15,612,532. The decrease in net loss for the year ended December 31, 2010 is primarily attributable to the impairment of the Registrant’s intangible assets in 2009.

The Registrant’s total cash and cash equivalents was $425,069 at December 31, 2010, and it generated revenues of $156,761in the year ended December 31, 2010, which amount was not sufficient to fund its operations. It incurred negative cash flow from operating activities of $1,256,556 for the year ended December 31, 2010, and had negative working capital of $1,943,729 as of December 31, 2010. The Registrant does not have enough cash or source of capital to pay its accounts payable and expenses as they arise, and has relied on the issuance of stock options and common stock, as well as extended payment terms with its vendors, to continue to operate.

BIOLARGO, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2011	By:	/s/ Dennis P. Calvert
Name: Dennis P. Calvert
Title: President and C.E.O.